

07024753

Detica

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

+44 (0)1483 816000
+44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA



Our ref: 07-FIV100C226

18 June 2007

File no: 82-35012

SUPPL

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

18.06.07   Announcement

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

John Woollhead

Company Secretary

PROCESSED

JUN 2 9 2007

THOMSON FINANCIAL

Enc

Monday, 18 June 2007

Detica Group plc

("Detica" or "the Group")

Application has been made to the Financial Services Authority and to the London Stock Exchange plc for 1,479,551 Ordinary shares of 2p each ("shares") to be admitted to the Official List.

Admission of these shares will be granted on Wednesday, 20 June 2007 and admission and trading will commence on Thursday, 21 June 2007.

These shares are being issued as deferred consideration in connection with the Company's acquisition of m.a International Limited.

These shares will rank pari passu with the existing issued Ordinary shares.

For further information, please contact:

Detica Group plc   +44 (0)1483 816 000
John Woollhead, Company Secretary

Financial Dynamics   +44 (0)20 7831 3113
Edward Bridges/Matt Dixon

